August 9, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (214) 361-0964

Mr. Robert N. Crouch II
Executive Vice President and Chief Financial Officer
Income Opportunity Realty Investors, Inc.
1755 Wittington Place, Suite 340
Dallas, TX  75234

Re:	Income Opportunity Realty Investors, Inc.
      Item 4.02 Form 8-K
      Filed August 8, 2005
      File No. 001-14784

Dear Mr. Crouch:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment(s).

1. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the period ended December 31, 2004 in light of the material error you have disclosed.

2. Please revise your disclosure to clarify whether any "material weaknesses" existed as of December 31, 2004 and for the two years then ended considering your inability to detect the error. If you do not believe this lack of detection represents a deficiency during those periods, please provide us with the basis for your conclusions.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You should file an amendment to the Form 8-K in response to this comment within five business days. You may contact Josh Forgione, at
(202) 551-3431, or me, at (202) 551-3403, if you have questions.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Robert N. Crouch
Income Opportunity Realty Investors, Inc.
August 9, 2005
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